FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 17, 2006	/s/ Donat Madilo Donat Madilo Treasurer

INDEX TO EXHIBITS

1	Consolidated Financial Statements for the Period Ended June 30, 2006

2	Banro Corporation Interim Management’s Discussion and Analysis — Second Quarter 2006

3	Certification of Interim Filings – Chief Executive Officer

4	Certification of Interim Filings – Chief Financial Officer

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements June 30, 2006 (Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements June 30, 2006 (Expressed in U.S. dollars)

Contents

Notice to reader	2

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Cash Flows	5

Summary of Significant Accounting Policies	6-9

Notes to Financial Statements	10-22

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three and six month periods ended June 30, 2006 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	June 30, 2006 (unaudited)	December 31, 2005

Assets

Current
Cash	$ 7,701,495	$ 1,651,937
Short term investments (Note 2)	57,100,823	21,789,603
Accounts receivable and prepaid expenses	398,338	130,496

	65,200,656	23,572,036

Investments (Note 3)	2,683,678	1,246,203
Property, plant and equipment (Note 4)	1,153,204	1,132,570
Deferred exploration expenditures (Note 5)	20,705,623	12,162,137

	$ 89,743,161	$ 38,112,946

Liabilities and Shareholders' Equity

Current
Accounts payable	$ 2,074,840	$ 1,421,571

Shareholders' equity
Share capital (Note 6)	129,754,886	77,725,794
Contributed surplus (Note 6(e))	4,687,412	5,407,283
Cumulative translation adjustment	21,700	23,449
Deficit	(46,795,677)	(46,465,151)

	87,668,321	36,691,375

	$ 89,743,161	$ 38,112,946

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Expenses
Professional fees	$ 135,305	$ 136,261	$ 313,147	$ 233,124
Consulting fees	154,670	145,166	183,114	220,481
Office and sundry	231,720	147,489	443,059	358,690
Salary	260,023	213,710	500,816	471,057
Employee stock-based compensation	422,323	211,024	501,894	424,935
Travel	51,849	44,277	241,101	236,473
Shareholder relations and promotion	227,935	461,373	447,052	532,981
Management fees	6,000	6,000	12,000	12,000
Interest and bank charges	4,909	3,254	9,288	6,044
Amortization	5,379	10,577	11,239	21,673
Foreign exchange gain	(359,741)	(47,715)	(282,689)	(29,899)

	(1,140,372)	(1,331,416)	(2,380,021)	(2,487,559)
Interest income	437,287	30,778	670,573	57,180

Loss from operations	(703,085)	(1,300,638)	(1,709,448)	(2,430,379)

Share of equity loss of BRC	(54,073)	(76,667)	(108,838)	(145,267)
Gain (loss) on dilution of interest in BRC	-	(54,757)	1,487,760	(54,757)

Net income (loss) for the period	(757,158)	(1,432,062)	(330,526)	(2,630,403)

Deficit, beginning of the period	(46,038,519)	(43,162,150)	(46,465,151)	(41,963,809)

Deficit, end of the period	$ (46,795,677)	$ (44,594,212)	$ (46,795,677)	$ (44,594,212)

Earnings (loss) per share (Note 6(d))	$ (0.02)	$ (0.06)	$ (0.01)	$ (0.10)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Cash provided by (used in)

Operating activities

Net income (loss) for the period	$ (757,158)	$ (1,432,062)	$ (330,526)	$ (2,630,403)
Adjustments to reconcile loss to net cash
Provided by operating activities
Equity loss on investment in BRC	54,073	76,667	108,838	145,267
Dilution of interest in BRC	-	54,757	(1,487,760)	54,757
Accrued interest	(60,058)	-	(124,431)	-
Foreign exchange effect on
investment in BRC	-	(69,972)	-	(69,972)
Value of options issued (note 6(c))	1,149	346,739	80,720	632,126
Amortization	5,379	10,577	11,239	21,673
Changes in non-cash working capital
Accounts receiv. and prepaid exp	(75,570)	482,323	(267,842)	(31,911)
Accounts payable	154,388	4,660	653,269	(61,127)

	(677,797)	(526,311)	(1,356,493)	(1,939,590)

Investing activities
Capital assets	(37,365)	(156,180)	(232,507)	(236,784)
Deferred exploration expenditures (note 5)	(4,655,909)	(1,415,437)	(7,974,828)	(2,293,881)
Short term investments	(40,939,633)	-	(35,186,789)	-
Effect of deconsolidation of Loncor	(5,000)	-	(39,873)	-
Investment and advances to BRC/NBI	211,845	8,358	373,023	8,358

	(45,426,062)	(1,563,259)	(43,060,974)	(2,522,307)

Financing activities
Due to/from related parties	-	3,584	-	3,584
Common shares issued for cash	47,318,183	40,167	50,467,025	926,050

	47,318,183	43,751	50,467,025	929,634

Net increase (decrease) in cash during the
period	1,214,324	(2,045,819)	6,049,558	(3,532,263)
Cash, beginning of the period	6,487,171	7,570,753	1,651,937	9,057,197

Cash, end of the period	$ 7,701,495	$ 5,524,934	$ 7,701,495	$ 5,524,934

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

Nature of Business	Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation	These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Office furniture and fixtures Office equipment Vehicles Communication equipment Field camps Surveying equipment Geochemistry Field equipment Leasehold improvements	– – – – – – – – –	20% declining balance basis
Straight line over four years
Straight line over four years
Straight line over four years
Straight line over four years
Straight line over four years
Straight line over four years
Straight line over four years
Straight line over five years

Asset Impairment	The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

Foreign Currency Translation	These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. For integrated operations, monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the period. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred Exploration Expenditures	Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries arecharged to operations.

Stock Options	The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital. The exercise of stock options granted to directors, officers and employees in the United Kingdom (U.K.) is subject to a tax liability to the Company equal to 12.8% of the gain made by such individuals from such exercise (where the gain is determined by reference to the difference between the exercise price of the stock options and the market price of the Company’s shares on the exercise date). 1,200,000 stock options of the Company with an average exercise price of Cdn$3.45 previously granted to U.K. employees were outstanding at June 30, 2006.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

Asset Retirement Obligations	Effective 1 January 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Financial Instruments	Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At June 30, 2006, the Company held the equivalent of $23,237,358 (December 31, 2005 — $9,408,409) in Canadian dollars cash and short term investments.

Income Taxes	The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

Variable Interest Entities	Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company’s financial position or results of operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial papers, bankers acceptance and discount notes with interest rates varying from 4.55% to 4.87% and maturities up to October, 2006 with a market value of $36,469,88 and Cdn$ discount notes and bankers acceptance with maturities up to August, 2006 and a market value of Cdn$ 23,000,649.

3.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The quoted market value of the shares on June 30, 2006 was $0.16 per share or $150,601 in the aggregate (December 31, 2005 — $75,300).

(b)	Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 30.14% (December 31, 2005 –35.78%) equity interest, in BRC Diamond Corporation (“BRC”) with a quoted market value of approximately $12,578,543 at June 30, 2006 (December 31, 2005 — $9,657,864). The principal business of BRC is the acquisition and exploration of mineral properties.

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 30.28%. This reduction in equity interest resulted in a dilution gain of $1,487,760.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

3.	Investments (continued)

The Company’s investment in BRC is summarized as follows:

	June 30, 2006	December 31, 2005

Equity investment, beginning of period	$ 708,292	$ 202,431
Share of loss	(108,837)	(337,836)
Gain on dilution of interest	1,487,760	630,084
Share of contributed surplus	61,325	190,164
Cumulative translation adjustment	(1,749)	23,449

Equity investment, end of period	2,146,791	708,292
Amount due from BRC	11,459	387,310

	$ 2,158,250	$ 1,095,602

BRC’s summarized consolidated balance sheet and income statement for the periods ended June 30, 2006 and December 31, 2005, converted to US $ at the period end rate of exchange, are as follows:

	June 30, 2006	December 31, 2005

Assets
Current assets	$ 2,671,310	$ 159,213
Investment	82,417	79,096
Mineral properties	4,889,576	2,366,550
Property, plant and equipment	167,235	185,829

	7,810,538	2,790,688

Liabilities	(266,498)	(811,116)

Net Equity	$ 7,544,040	$ 1,979,572

	June 30, 2006	December 31, 2005

Income Statement
Interest income	$ 344	$ 263
Expenses	(359,779)	(899,996)
Write-off of mineral claims	-	(25,465)

Net Loss	$ (359,435)	$ (925,198)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

3.	Investments (continued)

(c)	Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of Loncor Resources Inc. (“Loncor”) to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor’s operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties. As at June 30, 2006, the Company’s investment in Loncor amounted to $372,000, including advances of $157,000.

4.	Property, Plant and Equipment

June 30, 2006	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 31,489	$ 18,550	$ 12,939
Office equipment	357,997	201,086	156,911
Vehicle	772,716	236,075	536,641
Communication equipment	33,847	16,073	17,774
Field camps	372,349	111,012	261,337
Surveying equipment	76,736	21,892	54,844
Geochemistry	107,623	35,637	71,986
Field equipment	18,060	4,085	13,975
Leasehold improvement	138,196	111,399	26,797

	$ 1,909,013	$ 755,809	$ 1,153,204

December 31, 2005	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 31,489	$ 17,152	$ 14,337
Office equipment	341,984	164,354	177,630
Vehicle	607,586	141,986	465,600
Communication equipment	32,347	11,842	20,505
Field camps	350,182	65,456	284,726
Surveying equipment	76,736	12,300	64,436
Geochemistry	105,167	22,338	82,829
Field equipment	13,993	1,827	12,166
Leasehold improvement	119,115	108,774	10,341

	$ 1,678,599	$ 546,029	$ 1,132,570

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

5.	Deferred Exploration Expenditures

Deferred Exploration

	Six month period ended June 30, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to June 30, 2006

Exploration cost	$ 7,974,828	$ 8,690,090	$ 35,062,807
Stock option compensation expense	700,151	529,614	1,609,977
Amortization of plant and equipment	200,634	245,302	553,897
Deconsolidation of Loncor	(332,127)	-	(332,127)

Net expenditure	8,543,486	9,465,006	36,894,554
Effect of exchange rate change	-	-	2,511

	8,543,486	9,465,006	36,897,065
Write-off	-	-	(16,191,442)

	$ 8,543,486	$ 9,465,006	$ 20,705,623

Mineral rights

	Six month period ended June 30, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to June 30, 2006

Mineral rights	$ -	$ -	$ 9,681,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ -

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital — Common Shares

	Number of Shares	Amount

December 31, 2003	20,855,688	$39,469,888
Exercise of stock options	1,010,000	286,024
Exercise of warrants	700,000	286,048
Issued during the year	4,000,000	11,037,168

December 31, 2004	26,565,688	51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year (i), (ii)	5,500,000	25,351,260

December 31, 2005	32,711,688	77,725,794
Exercise of stock options	1,390,750	5,075,939
Issued during the period (iii)	4,376,000	46,953,153

June 30, 2006	38,478,438	$129,754,886

(i)	On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

(ii)	In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

(iii)	On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

6.	Share Capital —(continued)

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at June 30, 2006, the Company had 3,271,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn$4.88 per share, expiring at various dates between October 2006 and February 2011.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $

Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.37)
Granted	2,560,000	3.61

Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	(1,390,750)	(2.90)
Granted	365,000	11.25

Outstanding at June 30, 2006	3,271,250	4.88

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

6.	Share Capital —(continued)

(c)	Stock options — (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2006:

	Options outstanding and exercisable

Date of grant	Number oustanding at 06/30/06	Options Exercisable at 06/30/06	Exercise price Cdn$	Expiry date

10/16/03	47,500	47,500	2.00	10/16/08
10/16/03	70,000	70,000	2.00	10/16/08
01/21/04	600,000	600,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
02/17/04	200,000	200,000	3.50	02/17/09
03/16/04	400,000	400,000	4.10	03/16/09
06/24/04	481,000	481,000	4.00	06/22/09
08/31/04	54,000	54,000	4.00	08/31/09
10/06/04	40,000	40,000	4.00	10/06/09
12/14/04	15,000	15,000	4.50	12/14/09
02/11/05	90,000	67,500	4.70	02/10/10
02/11/05	200,000	150,000	4.70	02/10/08
03/01/05	50,000	32,500	4.70	03/01/10
05/02/05	200,000	150,000	5.25	05/02/08
07/19/05	11,250	3,750	5.25	07/19/10
07/20/05	150,000	75,000	5.25	07/20/08
08/08/05	50,000	25,000	6.65	08/08/10
08/31/05	95,000	47,500	6.60	08/31/10
09/09/05	52,500	17,500	6.68	09/09/10
01/25/06	345,000	-	11.25	01/25/11
02/06/06	20,000	-	11.25	02/06/11

	3,271,250	2,576,250

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. An amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

6.	Share Capital — (continued)

(c)	Stock Options — (continued)

2006

During the six month period ended June 30, 2006, the Company recognized in the statement of operations as an expense $501,894, which consisted of $80,720 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan, and $421,174 representing a tax liability to the Company equal to 12.8% of the gain made by the Company’s U.K. employees from the exercise of 400,000 stock options during the period. In addition, an amount of $700,151 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts (other than the said tax liability) were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 2.9% to 3.28%

(ii)	expected volatility: 32.16% to 43.21%

(iii)	expected life: 3 to 5 years

(iv)	expected dividends: $Nil

A summary of the status of the Company’s non-vested options as at June 30, 2006 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value

Non-vested at December 31, 2005	615,000	$ 1.71
Granted	365,000	3.01
Vested	(285,000)	(1.82)

Non-vested at June 30, 2006	695,000	$2.50

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

6.	Share Capital —(continued)

(d)	Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended June 30, 2006, amounting to 34,970,129 (June 30, 2005 – 26,761,110) common shares.

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(e)	Contributed Surplus

	June 30, 2006	December 31, 2005

Balance, beginning of the period	$ 5,407,283	$ 3,409,456
Options granted	780,871	2,115,579
BRC options	61,325	190,164
Options exercised	(1,562,067)	(48,296)
Warrants (exercised) granted	-	(259,620)

Balance, end of the period	$ 4,687,412	$ 5,407,283

7.	Related Party Transactions

Management fees of $12,000 as at June 30, 2006 (June 30, 2005 — $12,000) were paid to directors of the Company.

Legal fees of $390,534 (June 30, 2005 — $173,855), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At June 30, 2006, $34,767 (December 31, 2005 — $22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange value.

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at June 30, 2006 for the following five years are as follows:

$
2006	80,599
2007	80,329
2008	80,329
2009	80,329
2010	53,553

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	June 30, 2006	December 31, 2005

Democratic Republic of the Congo - deferred exploration costs	$ 20,705,623	$ 12,162,137
Democratic Republic of the Congo - capital assets	1,110,157	1,090,279
Canada - capital assets	43,047	42,291

	$ 21,858,827	$ 13,294,707

10.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Six month period ended June 30, 2006	Year ended December 31, 2005

Amortization included in deferred exploration expenditures	$ 200,634	$ 245,302
Stock option compensation included in deferred exploration expenditures	$ 700,151	$ 529,614

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(f)	Recently issued United States Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first fiscal period beginning after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a significant effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

June 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Income (loss) per Canadian GAAP	$ (757,158)	$ (1,432,062)	$ (330,526)	$ (2,630,403)
Deferred exploration	(4,766,627)	(1,534,213)	(8,543,486)	(2,520,887)

Loss per U.S. GAAP	$ (5,523,785)	$ (2,966,275)	$ (8,874,012)	$ (5,151,290)

Loss per share (basic and	$ (0.16)	$ (0.11)	$ (0.25)	$ (0.20)
diluted)

Balance Sheet

	June 30, 2006	December 31, 2005

Total assets per Canadian GAAP	$ 89,743,161	$ 38,112,946
Investment held for sale	-	(75,301)
Equity investment	-	(846,753)
Deferred exploration	(20,705,623)	(12,162,137)

Total assets per U.S. GAAP	$ 69,037,538	$ 25,028,755

Total liabilities per Canadian and U.S. GAAP	$ 2,074,840	$ 1,421,571

Shareholders' equity per Canadian GAAP	$ 87,668,321	$ 36,691,375
Equity investment adjustments	-	(845,108)
Cumulative translation adjustment	-	(23,449)
Deferred exploration	(20,705,623)	(12,162,137)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	-	(75,301)
Cumulative translation account	-	21,804

Total shareholders' equity per U.S. GAAP	$ 66,962,698	$ 23,607,184

Total liabilities and shareholders' equity per
U.S. GAAP	$ 69,037,538	$ 25,028,755

EXHIBIT 2

Form 51-102F1

BANRO CORPORATION
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS — FIRST QUARTER 2006

The following management’s discussion and analysis (“MD&A”), which is dated as of August 14, 2006, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and six month periods ended June 30, 2006, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2006 (the “Q2 2006 Financials”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2005. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, Twangiza, Lugushwa, Namoya and Kamituga. Through the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, the Company has also applied to the Mining Cadastral (the DRC government agency in charge of all mining registrations) for exploration permits pertaining to properties in between the Company’s four project areas.

1

During the second quarter of 2006 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Lugushwa and Namoya. Exploration activities at all three projects consisted of core drilling as well as gridding, soil and rock sampling and geological mapping. No exploration was undertaken during the period at Kamituga, although it was hoped that exploration would commence at Kamituga by the end of the second quarter of 2006. Exploration at Kamituga is now expected to commence during the third or fourth quarter of 2006.

In June 2006, the Company announced further drilling results from the Lugushwa project (reference is made to the Company’s June 7, 2006 press release). These assay results were from an additional eight core holes drilled on the G20 and D18 prospects at Lugushwa. In addition to the drilling program, ongoing exploration continued to assess the full extent of the main mineralized trend at Lugushwa.

In July 2006, the Company announced further drilling results from the Company’s current core drilling program at its Twangiza project (reference is made to the Company’s July 20, 2006 press release). These assay results were from an additional 15 core holes drilled at Twangiza that are part of a 20,000 metre diamond drilling program.

Peter N. Cowley, F.I.M.M.M., the Company’s President and Chief Executive Officer and a “qualified person” as defined in National Instrument 43-101, reviewed the technical information in this MD&A.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the six month period ended June 30, 2006, the Company reported a net loss of $330,526, or $0.01 per share, compared to a net loss of $2,630,403, or $0.10 per share, reported for the six month period ended June 30, 2005. For the three month period ended June 30, 2006, the Company’s net loss was $757,158, or $0.02 per share, compared to a net loss of $1,432,062, or $0.06 per share, recorded during the three month period ended June 30, 2005. The Company’s net loss for the six month period ended June 30, 2006 was significantly impacted by a gain on dilution of the Company’s equity interest in BRC Diamond Corporation (“BRC”) of $1,487,760. The Company’s short term investments generated interest income of $437,287 and $670,573 during, respectively, the three and six month periods ended June 30, 2006. During the three and six month periods ended June 30, 2006, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2005:

Professional fees
Professional fees, which were mainly legal, audit and accounting fees, increased by 34% to $313,147 during the six month period ended June 30, 2006 from $233,124 for the corresponding period in 2005, as a result of the general increase in the Company’s activities and efforts to comply with increased securities regulatory requirements. Professional fees incurred during the three month period ended June 30, 2006 did not significantly vary compared to the three month period ended June 30, 2005.

2

Office and sundry
Office and sundry expenses, which include items such as rent, insurance and communication costs, increased by 57% and 23% during, respectively, the three and six month periods ended June 30, 2006 compared to the corresponding periods ended June 30, 2005. The increase in office and sundry expenses for the three and six month periods ended June 30, 2006 compared to the three and six month periods ended June 30, 2005, was mainly due to the general increase in the Company’s administrative activities to provide support to exploration activity in the DRC and to comply with securities regulatory requirements (by, for example, paying filing fees).

Employee stock-based compensation
Employee stock-based compensation expense increased by approximately 100% during the second quarter of 2006 to $422,323, from $211,024 accrued during the second quarter of 2005, due to the recording of a tax liability of $421,174 arising from the exercise of 400,000 stock options granted to the Company’s employees in the United Kingdom (see the discussion under “Stock Options” in the “Summary of Significant Accounting Policies” section of the Q2 2006 Financials). For the six month period ended June 30, 2006, employee stock-based compensation increased by 18% to $501,894 from $424,935 accrued for the corresponding period in 2005, due to the above-mentioned tax liability recorded during the second quarter of 2006.

Shareholder relations and promotion
Expenses related to shareholder relations and promotion decreased to $227,935 and to $447,052 for the respective three and six month periods ended June 30, 2006, from $461,373 and from $532,981 for the respective three and six month periods ended June 30, 2005, due to fewer promotional and investor relations activities undertaken during the first six months of 2006 as compared to the corresponding period in 2005.

Foreign exchange gain
The Company recorded foreign exchange gain of $359,741 and $282,689 for the respective three and six month periods ended June 30, 2006, compared to foreign exchange gain of $47,715 and $29,899 for the respective three and six month periods ended June 30, 2005, due mainly to the decline in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2006. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2006 2nd quarter	2006 1st quarter	2005 4th quarter	2005 3rd quarter

Net income (loss)	$(757,158)	$426,632	$(1,091,180)	$(779,759)

Net earnings (loss) per share	$(0.02)	$0.01	$(0.04)	$(0.02)

3

	2005 2nd quarter	2005 1st quarter	2004 4th quarter	2004 3rd quarter

Net loss	$(1,432,062)	$(1,198,341)	$(2,331,470)	$(497,183)

Net loss per share	$(0.06)	$(0.04)	$(0.09)	$(0.02)

During the second quarter of 2006, the Company incurred a net loss of 757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a tax liability of $421,174 referred to in the “Results of Operations” section above under “Employee stock-based compensation”. The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year-end bonuses paid to employees, as well by a foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter of 2005. In addition, the Company recorded during the fourth quarter of 2005 a significant gain on dilution of its equity investment in BRC. The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar. The Company’s net loss for the second quarter of 2005 increased by $233,721 as compared to the net loss recorded for the first quarter of 2005, mainly due to an increase in expenses related to shareholder relations and promotion. During the first quarter of 2005, the Company’s net loss decreased by $1,133,129 as compared to the net loss recorded for the fourth quarter of 2004, mainly due to the recording during the fourth quarter of 2004 of stock-based compensation expense of $896,860, bad debt expenses of $203,572, equity loss in BRC of $505,153 and a write down of the Company’s investment in Nevada Bob’s International Inc. of $225,901. However, office and sundry as well as travel expenses increased during the first quarter of 2005 compared to the fourth quarter of 2004 due to a general increase in the Company’s activity levels. As a result of a foreign exchange gain of $422,761, the net loss incurred during the third quarter of 2004 decreased significantly compared to the net loss incurred during the second quarter of 2004.

Liquidity and Capital Resources

As at June 30, 2006, the Company had cash and short term investments of $64,802,318 compared to cash and short term investments of $23,441,540 as at December 31, 2005. The Company significantly improved its liquidity position during the second quarter of 2006 as a result of the completion of equity financings which involved the issuance of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800. The Company received an additional $3,513,871 during the six month period ended June 30, 2006 from the exercise of 1,390,750 stock options under the Company’s stock option plan.

During the six month period ended June 30, 2006, the Company spent $7,974,828 in exploration expenditures and $232,507 on capital assets to carry on its DRC projects (compared to $2,293,881 in exploration expenditures and $236,784 on capital assets spent during the six month period ended June 30, 2005). During the six month period ended June 30, 2006, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil, trenching and rock sampling with geological mapping.

4

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until the end of 2007.

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period

	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$375,139	$80,599	$160,658	$133,882	—

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the period. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviours of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 14, 2006, the Company had outstanding 38,478,438 common shares and stock options to purchase an aggregate of 3,271,250 common shares.

Related Party Transactions

Management fees of $12,000 (June 30, 2005 — $12,000) in the aggregate were paid to directors of the Company during the six month period ended June 30, 2006. In addition, legal fees of $390,534 (June 30, 2005 — $173,855), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at June 30, 2006, $34,767 owing to this law firm was included in accounts payable compared to $22,372 owed at December 31, 2005.

On March 30, 2006, the board of directors of the Company approved the issue of common shares of Loncor Resources Inc. (“Loncor”) to an officer and director of the Company for cash consideration of Cdn$271,570. This transaction resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity.

5

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

6

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the second quarter of 2006 and 2005, the Company recorded a foreign exchange gain of $359,741 and $47,715, respectively, due to the decline in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 30, 2006 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

7

EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Peter N. Cowley, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006.

(signed) *"Peter N. Cowley"*
Name: Peter N. Cowley
Title: Chief Executive Officer and President

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, J. Gregory Short, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006.

(signed) *"J. Gregory Short"*
Name: J. Gregory Short
Title: Chief Financial Officer